UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person(1):

        J. Michael Straka
        36076 North Beach Road
        Oconomowoc, WI  53066

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        CIB Marine Bancshares, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):



   4.   Statement for Month/Year:

        May 2002

   5.   If Amendment, Date of Original (Month/Year):



   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below):
		President and Chief Executive Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                      5. Amount of
                      2. Trans-                                        Securities       6. Owner-
                       action   3. Trans-                             Beneficially      ship Form:
        1. Title of     Date      action   4. Securities Acquired     Owned at End    Direct (D) or  7. Nature of Indirect
         Security      (Month/     Code    (A) or Disposed of (D)       of Month       Indirect (I)  Beneficial Ownership
        (Instr. 3)    Day/Year) (Instr. 8)   (Instr. 3, 4 and 5)    (Instr. 3 and 4)    (Instr. 4)        (Instr. 4)
        -----------   --------- ---------- ----------------------   ----------------  -------------  ---------------------
                                Code   V   Amount (A)or(D)  Price
                                ----   -   ------ --------  -----
     Common Stock      05/01/02  S          6,460    D                                      D

     Common Stock      05/29/02  S          4,169    D                  140,503             D

     Common Stock                                                         4,800(2)          I        By SIG; a general
                                                                                                     partnership

     Common Stock                                                         1,500(2)          I        By Straka & Straka;
                                                                                                     a general partnership

     Common Stock      05/01/02  S          2,250    D                        0             I        By Straka, Straka,
                                                                                                     Straka; a general
                                                                                                     partnership

     Common Stock                                                        18,113.5(1)        I        By ESOP

     Common Stock                                                         3,000             I        By spouse






                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                                   10.
                                                                                                           9.     Owner-
                                                5.                                                       Number    ship
                  2.                          Number                                                    of Deri- Form of    11.
                Conver-                     of Deriv-                                                    vative   Deri-   Nature
                sion or                       ative                                                     Securi-   vative    of
                 Exer-                        Secur-                                                      ties    Secur-   Indi-
                 cise     3.                  ities                                7.            8.     Benefi-    ity:    rect
         1.      Price  Trans-               Acquired            6.            Title and       Price     cially   Direct  Benefi-
      Title of    of    action      4.        (A) or         Date Exer-        Amount of      of Deriv- Owned at  (D) or   cial
       Deriv-   Deriv-   Date     Trans-     Disposed       cisable and        Underlying      ative     End of  Indirect Owner-
        ative    ative  (Month/   action      of (D)         Expiration        Securities     Security   Month     (I)     ship
      Security  Secur-   Day/      Code     (Instr. 3,      Date(Month/        (Instr. 3      (Instr.   (Instr.  (Instr.  (Instr.
     (Instr. 3)   ity    Year)  (Instr. 8)   4 and 5)        Day/Year)           and 4)         5)        4)       4)       4)
     ---------- ------- ------- ----------  ----------    ---------------  ------------------ --------  -------- -------- -------
                                 Code   V    (A)  (D)     Date
                                 ----   -    ---  ---     Exer-  Expir-             Amount or
                                                          cis-   ation              Number of
                                                          able   Date      Title    Shares
                                                          -----  ------    -----    ---------
     Employee    $4.95                                     (3)  06/30/03   Common    19,500              19,500     D
     Stock                                                                 Stock
     Option
     (right to
     buy)(3)

     Employee    $8.50                                     (4)  01/01/05   Common    13,500              13,500     D
     Stock                                                                 Stock
     Option
     (right to
     buy)(4)

     Employee   $10.87                                     (5)  04/25/06   Common    34,200              34,200     D
     Stock                                                                 Stock
     Option
     (right to
     buy)(5)

     Employee   $13.07                                     (6)  02/25/08   Common    23,850              23,850     D
     Stock                                                                 Stock
     Option
     (right to
     buy)(6)

     Employee   $16.23                                     (7)  07/29/09   Common    32,100              32,100     D
     Stock                                                                 Stock
     Option
     (right to
     buy)(7)

     Employee   $18.40                                     (8)  07/27/10   Common    29,348              29,348     D
     Stock                                                                 Stock
     Option
     (right to
     buy)(8)

     Employee   $22.89                                     (9)  11/29/11   Common    34,950              34,950     D
     Stock                                                                 Stock
     Option
     (right to
     buy)(9)

     Explanation of Responses:

     (1) Represents shares allocated to the reporting person, at 12/31/01, pursuant to the issuer's ESOP.
     (2) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
     (3) The employee stock option vests in five equal annual installments which began on June 30, 1994.
     (4) The employee stock option vests in five equal annual installments which began on January 1, 1996.
     (5) The employee stock option vests in five equal annual installments which began on April 25, 1997.
     (6) The employee stock option vests in five equal annual installments which began on February 25, 1999.
     (7) The employee stock option vests in five equal annual installments which began on July 29, 2000.
     (8) The employee stock option vests in five equal annual installments on July 27, 2001.
     (9) The employee stock option vests in five equal annual installments on November 29, 2002.


   SIGNATURE OF REPORTING PERSON:


   /s/ J. Michael Straka
   ------------------------------
       J. Michael Straka


   Dated:  June 7, 2002